SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                       19 December, 2003

SkyePharma PLC

SKYEPHARMA'S FOUNDER AND CHAIRMAN
TO STEP DOWN TO NON-EXECUTIVE ROLE

LONDON, UK, 19 December 2003 -- SkyePharma PLC (LSE: SKP, Nasdaq: SKYE) announces today that Ian Gowrie-Smith will step down as Executive Chairman at SkyePharma's next Annual General Meeting in 2004 and seek reappointment as Non-Executive Chairman. This will enable Mr Gowrie-Smith to concentrate on his other business interests, including Triple Plate Junction PLC ("Triple Plate Junction") whose fund-raising and intention to join the Alternative Investment market ("AIM") are being announced today.

Mr Gowrie-Smith founded SkyePharma in 1996. Over the following seven years he has built it into a company with a current market capitalisation of GBP470 million that is a world leader in drug delivery technology, producing easier-to-use and more effective formulations of drugs. Prior to setting up SkyePharma, he founded Medeva PLC, a UK pharmaceutical company that was subsequently acquired by Celltech PLC in 1999 for GBP554 million.

Mr Gowrie-Smith is Non-Executive Chairman of Triple Plate Junction, a gold exploration and mining company. He is also Non-Executive Chairman of Tiberon Minerals Limited, a mining company whose shares are listed on the Toronto Stock Exchange. Additionally Mr Gowrie-Smith is Non-Executive Chairman of Micap PLC, a UK company based on yeast technology. SkyePharma currently holds just over 18% of the issued share capital of Micap.

Mr Gowrie-Smith, Chairman of SkyePharma, said "It has been a great challenge to start and then build first Medeva and now SkyePharma. However it is in the earlier stages of a company's development where I believe I can make the greatest contribution. With the expansion of my other interests and with SkyePharma now firmly established, I think the time is now appropriate for me to relinquish my executive role. I remain convinced that SkyePharma has an exciting future and I look forward to seeing the company harvest the fruits of our labours over the past seven years."

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now nine approved products incorporating three of SkyePharma's five technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC                                                                                                +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications;                                              +44 207 491 5124
Sandra Haughton, US Investor Relations                                                                 +1 212 753 5780

Buchanan Communications                                                                                 +44 207 466 5000
Tim Anderson

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   December 19, 2003